FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

  Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2005
Commission File Number 001-31880

Yamana Gold Inc. (Translation of registrant's name into English)
150 York Street Suite 1902 Toronto, Ontario M5H 3S5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	....[ ]....	No	....[X]....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

News Release	October 11, 2005

YAMANA ANNOUNCES UPDATED STRATEGIC VISION

YAMANA GOLD INC. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) is pleased to announce an updated strategic vision which includes plans to:

•	Achieve target production from internal growth of at least 500,000 ounces of gold per year for a sustainable period extending to 2015 and beyond;

•	Advance three of its most advanced exploration properties to development;

•
Pursue potential acquisition targets that will further increase production targets by adding a further possible 250,000 ounces of gold per year with the objective that in 2008 the Company’s production would be 750,000 ounces per year;

•	Increase mine life primarily at Fazenda Brasileiro and Sao Francisco;

•	Continue aggressive exploration of its extensive exploration portfolio; and

•
Take advantage of the current strength in the copper market by monetizing a portion of its copper production at robust prices thereby adding to the financial strength of the Company and increasing value to shareholders.

The program is underway now and will continue through to 2008.

Target Production from Internal Growth

Yamana presently has two mines in operation with annualized gold production of 120,000 to 125,000 ounces. With the Sao Francisco mine scheduled for completion late this year and Chapada in the fourth quarter of 2006, the Company is currently targeting production from operating mines and mines in the advanced stages of construction of approximately 265,000 ounces of gold in 2006 and 400,000 ounces of gold in 2007. In addition to this, copper production of 105 million pounds is projected for 2007 and is expected to average 130 million pounds over the initial five years of its 19 year mine life.

The Company’s exploration program has advanced rapidly since it began early this year. Three new properties, C1 Santa Luz, Sao Vicente and Ernesto have advanced to the point where management believes they merit scoping and feasibility studies in the case of C1 Santa Luz and Ernesto and an updated feasibility study in the case of Sao Vicente. The Company’s goal is to achieve production from these properties of more than 200,000 ounces per year for at least 10 years beginning in 2008. This production target would be over and above production as currently projected from existing mines and from Sao Francisco and Chapada which are under construction. The Company’s goal is to achieve overall production of more than 600,000 ounces in 2008, 2009 and 2010.

The Company has set its sustainable target production level from current mines and mines under construction along with these new properties at 500,000 ounces per year from 2008 through to 2015. This represents an initial minimum increase of 100,000 of ounces of gold per year from forecast production levels of 400,000 ounces of gold in 2007.

Project Development of New Mines

The Company’s exploration program has resulted in the advancement of three potential mineral properties, C1 Santa Luz on the Itapicuru greenstone belt North of the Company’s Fazenda Brasileiro mine and the other two on the Santa Elina Gold Belt to the North (Sao Vicente) and South (Ernesto) of the Company’s Sao Francisco mine. The targeted production increase from these mineral properties would be approximately 200,000 ounces per year beginning in 2008. The strategic plan contemplates the construction of two new mines as construction at Chapada is completed next year and a third mine in 2007 once the construction of the first two is well under way.
(1) C1 Santa Luz

C1 Santa Luz (near Maria Preta which was a series of small open pit heap leach operations before the Company acquired the area and began exploration) is one of 8 priority targets on the Itapicuru greenstone belt. It is located 60 kilometres North of the Company’s Fazenda Brasileiro mine. Areas of mineralization include and are adjacent to the historical high grade open pits.

Drilling to date totals 40 holes for almost 7,000 metres. Results include 8.9m @ 6.11g/t Au, 29.4m @ 9.71g/t Au, 19.9m @ 3.56g/t Au, 27.6m @ 3.11g/t AU, 12m @ 4.84g/t Au and 10m @ 5.35g/t Au and support the Company’s view that this property contains a mineral resource that would be sufficient to support a stand alone mine. Resource estimation and metallurgical testwork is now underway. The conceptual mine plan contemplates a stand alone mine and plant although certain administrative, accounting and personnel functions would be carried out at Fazenda Brasileiro thereby reducing operating costs at C1 Santa Luz. The development plan for C1 Santa Luz is as follows.

Resource Estimate (initial)	Early November, 2005
Scoping Study	End November, 2005
Feasibility Study	June, 2006
Construction (assuming a positive feasibility study)	(By) Summer, 2007

(2) Sao Vicente

Sao Vicente drilling and bulk sample results continue to support the view of a larger open pit operation than contemplated in the original feasibility study completed in May 2005 and a new concurrent underground operation at Sao Vicente. This previous feasibility study confirmed that Sao Vicente has the reserves and resources to support a stand alone smaller open pit operation. Mineral reserves were estimated at 203,000 ounces with recoverable reserves of 174,000 ounces over an initial period of three years. A program of surface drilling, drift excavation and bulk sampling and underground drilling from drill stations established from the drift and extending into the ore body began earlier in 2005 to determine the merits of a larger potential at Sao Vicente.

Drilling results to date include 18m @ 1.70g/t Au, 8m @ 2.25g/t Au, 4m @ 30.56g/t Au and 2m @ 55.27g/t Au. Further, the results of the first 22-tonne bulk samples taken from the underground exploration drift expedited into the mineralized zone are quite encouraging as shown in the table below.

Based on these results, Sao Vicente is now proposed as a larger open pit operation than contemplated in the original feasibility study along with a concurrent underground operation. The development plan for Sao Vicente is as follows.

Feasibility Study (including new reserve estimate) April, 2006
Construction (assuming a positive feasibility study) (By) Late Summer, 2007

Sao Vicente has a significant course gold effect similar to Sao Francisco. Bulk sampling and underground drilling has been undertaken to better understand the true grade at Sao Vicente based on experience learned at Sao Francisco. Evidence from bulk samples to date suggest grades that will exceed drill indicated and reserve grades. Sao Vicente is approximately 50 kilometres north of Sao Francisco.

(3) Ernesto

A previously disclosed resource estimate at Ernesto demonstrates a measured and indicated resource of 845,566 tonnes at 8.07 g/t Au with 219,253 ounces of gold and an inferred resource of 510,646 tonnes at 5.98 g/t Au with 98,253 ounces of gold. This estimate is based on historical drilling before the Company acquired Ernesto. A drilling program at Ernesto is continuing with results consistent with those obtained from prior drilling that resulted in the foregoing resource estimate. The Company believes Ernesto has the potential to be a high grade very shallow underground mine. Ernesto is nearby existing infrastructure and is approximately 60 kilometres South of Sao Francisco. The development plan for Ernesto is as follows.

Scoping Study	March, 2006
Feasibility Study	Late Summer, 2006
Construction (assuming a positive feasibility study)	(By) Early 2008

While current mine plans contemplate a stand alone mine and plant for each of Sao Francisco, Sao Vicente and Ernesto, certain administrative, accounting, supply chain and personnel functions would be carried out at Pontes e Lacerda, a nearby town of 45,000 people, thereby reducing G&A costs for all these operations.

Acquisitions

The Company is committed to its internal growth which is substantial. It also intends to supplement that growth with additional acquisitions of producing and/or development stage projects. The principal focus will be Latin America.

With a cash balance of over US$225 million and with the cash flow from its mines, the Company is well positioned to take advantage of accretive acquisition opportunities.

The Company plans to pursue acquisition opportunities that in 2008 would deliver production, together with production from existing operating mines, mines under construction and exploration properties, that exceed 750,000 ounces per year.

Increasing Mine Life

Significant efforts are being made to increase mine life at the Company’s two larger gold mines Fazenda Brasileiro and Sao Francisco.

(1) Fazenda Brasileiro

Fazenda Brasileiro began 2005 with measured and indicated resources (including reserves) of 410,200 ounces plus inferred resources of 81,000 ounces. The reserve estimate at Fazenda Brasileiro as at August 31, 2005 shows an increase in resources from the beginning of the year with measured and indicated resources (including reserves) of 509,300 ounces plus inferred resources of 103,600 ounces. This represents an increase of approximately 122,000 ounces despite having mined approximately 50,200 ounces so far this year. Current reserves and resources support a mine life of another 6 years at current mining levels. Fazenda Brasileiro demonstrates the potential to continue production for a considerable period of time. The Company’s goal is to have at least another 7 years of mine life at Fazenda Brasileiro with production levels of approximately 90,000 ounces per year. The complete mid-year reserve and resource estimate for Fazenda Brasileiro may be found attached to the release and on the Company’s website at www.yamana.com.

(2) Sao Francisco

The Company began a 15,000 metre infill drilling program this year largely along strike from the Sao Francisco mine. Sao Francisco’s initial mine life is planned for approximately 7 1/2 years with average production of 108,000 ounces per year. The proven and probable reserves at Sao Francisco currently total 1,038,400 ounces from measured and indicated resources of 1,386,800 ounces. Inferred resources of amount to 807,800 ounces in addition to this. The majority of the resources over and above reserves are along strike to the North and South of the open pit mine now under construction. The Company believes a considerable portion of the along strike resources can be upgraded with the current program, thereby increasing reserves and mine life. The Company’s goal is to establish a new mine life estimated for at least 10 years representing the addition of 2 ½ years on the initial mine life at estimated production rates contemplated in the feasibility study and mine plan for Sao Francisco. Completion of drilling is expected by the end of 2005 and a new reserve estimate is scheduled for early February 2006.

Continued Exploration

The advancement of three projects to the point where they have the potential to be mines is based primarily on drilling and bulk sampling programs started only in early 2005. The Company will continue to explore priority targets on its mineral concessions. The Company is currently spending approximately US$1,000,000 per month on exploration and plans to continue spending at this rate.

Further, the location scope and elevation of mineralization of Sao Vicente, Sao Francisco and Ernesto suggest a major gold district with the Company controlling an area covering approximately a half million hectares of exploration concessions. Near term exploration plans in this district include drilling for expansion of Ernesto resources and developing a drill target at Pau-a-pique, located 40 kilometres South of Ernesto.

The Itapicuru Greenstone Belt north of Fazenda Brasileiro hosts a number of interesting targets including Mari, Serra Branca, M1, Vereda Grande, Sapateira and Bonsucesso, all included in the current year exploration program. C1 Santa Luz is only the first and most advanced target and the Company believes it supports a substantial resource.

Copper Hedge Program

The Company has implemented a copper hedging program that is intended to help secure a less than two year payback at its Chapada copper-gold mine. Chapada is under construction and is scheduled for completion by October, 2006.

The Company has entered into a program that provides a forward price of $1.37 per pound of copper for a total of 50.2 million pounds of copper in 2007, representing about one half of planned copper production that year. This program includes long call options at an average strike price of approximately $1.67 per pound of copper thereby providing further upside in the event that copper prices exceed that threshold level. No cash has been paid for the call options as the price has been deducted from the hedge price, providing a net hedge price of $1.27 per pound. The program requires no cash margin, collateral or other security from the Company. Moreover, the remaining 55 million pounds of copper production forecast for 2007 and all gold and remaining copper production remain unhedged.

The benefits of this program include the following.

·	Provides support for the payback of Chapada which at $1.00 per pound of copper price and $400 per ounce of gold price has a two year payback ;
·	Increases the value of Chapada and thereby the net asset value per share of the Company;
·	Ensures that the Company participates in higher copper prices especially for the balance of its copper production;
·	Ensures that the Company fully participates in any increase in gold prices from its significant gold production at Chapada as no gold is being hedged;
·	Better positions the Company and Chapada as a significant gold producer as copper is monetized into cash; and
·	As copper is monetized, that cash flow would be available for development and acquisition of other gold projects.

This program increases the cash flow from Chapada from feasibility study levels without removing the upside from higher copper prices. As such, it also mitigates against certain cost increases primarily resulting from the appreciation of the Brazilian currency to the United States dollar as it increases forecast revenue. It ensures that revenue from copper at the Chapada mine will be at much higher levels than assumed in the feasibility study and mine plan for the Chapada mine.

Gold production from Chapada is expected to be approximately 1.3 million ounces of gold over its mine life with 700,000 ounces of gold of that total in the first 5 years and 365,000 ounces of gold in the first two years alone. Total copper production over the 19 year mine life at Chapada is expected to be 2 billion pounds of copper.

Conclusions

Yamana is committed to building a production profile of at least 750,000 ounces of gold per year by 2008. The Company has also implemented cost reduction measures at its existing mines with the objective of delivering gold at low cash costs from all its current, future and prospective operations.

Excess cash balances will also be invested in Brazil to take advantage of an interest rate environment that delivers the highest real interest rates in the world. Interest income from these investments will further offset some of the effects of the appreciating Brazilian currency against the United States dollar that have recently impacted all businesses in Brazil.

With most of the Company’s capital costs incurred in Brazilian currency, the Company will also mitigate the effects of further currency appreciation against the United States dollar by holding cash in local currency to fund the Company’s planned capital expenditures.

Commenting on the foregoing, Peter Marrone, President and Chief Executive Officer, stated: “Two years ago we created this Company with an ambitious business plan that targeted three mines by the end of 2005 and a fourth mine one year later. We are now embarking on an equally ambitious plan for the next few years that will sustain and expand on our growing production. We intend to develop into a major gold producer with more than 750,000 ounces of annual gold production well into the next decade resulting in strong cash flow, profitability and returns to our shareholders and we are well funded. Our recent financing positions us with significant available cash to pursue our goals and carry out our strategic plan”.

The Company cautions that production targets from the foregoing exploration properties are based on internal estimates only and from known information at this time. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Whether or not any of the Company’s properties support a resource, or one that is economically viable, and whether or not any of these projects will become a mine or support mining activities, will be determined only after the applicable feasibility studies are completed and production decisions are made. There is no assurance that feasibility studies will support current internal estimates nor that production decisions will be made. Further, the initial production targets may not be consistent with production parameters set forth in applicable feasibility studies if any production is supported at all.

Yamana commissioned Geoexplore Consultoria Serviços and Mel Klohn to prepare the updated estimate of Fazenda Brasileiro’s current resources as outlined above. Mr. Klohn reviewed the reserve and resource update and is a Qualified Person as defined under National Instrument Policy 43-101. Mr. Klohn has verified the data disclosed and have reviewed the contents of this press release.

For further information on the Company’s mineral reserves, reserve estimates and quality assurance and quality control measures used by Yamana in conducting exploration programs, please see the annual information form of Yamana for the year ended

December 31, 2004 available at www.sedar.com and the various technical reports prepared on behalf of Yamana filed under National Instrument 43-101 also available at www.sedar.com.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Company management plans to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact

Peter Marrone President & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com

MINERAL RESERVE and RESOURCE ESTIMATE, FAZENDA BRASILEIRO MINE
(As of August 31, 2005)

August 31, 2005
	Proven Reserves			Probable Reserves			P & P Reserves
area	tonnes	grade	ounces	tonnes	grade	ounces	tonnes	grade	Ounces
	(000’s)	(g/t)	(000’s)	(000’s)	(g/t)	(000’s)	(000’s)	(g/t)	(000’s)
UG	974	2.88	90.20	1385.70	2.87	127.98	2359.70	2.88	218.2
OP	393.6	2.36	29.86				393.60	2.36	29.9
Total P&P:							2753.30	2.80	248.0

	Measured Resources			Indicated Resources			M & I Resources (*)
area	tonnes	grade	ounces	tonnes	grade	ounces	tonnes	grade	Ounces
	(000’s)	(g/t)	(000’s)	(000’s)	(g/t)	(000’s)	(000’s)	(g/t)	(000’s)
UG				2008.7	3.32	214.66	2008.7	3.32	214.7
OP				898.1	1.62	46.67	898.1	1.62	46.7
Total M&I:							2906.8	2.80	261.3

	Inferred Resources
area	tonnes	grade	ounces
	(000’s)	(g/t)	(000’s)
UG	695.1	4.63	103.6
Total INF:	695.1	4.63	103.6

(*) M&I - Measured and Indicated Resources are EXCLUSIVE of Proven and Probable Reserves

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,”“expect,”“project,”“intend,”“believe,”“anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.